Exhibit 4.30

PURCHASE OPTION AGREEMENT

This AMENDED AND RESTATED PURCHASE OPTION AGREEMENT (this "Agreement") is made effective as of November 15, 2013 among PARAGON SHIPPING INC., a Marshall Islands company ("Paragon Shipping") and BOX SHIPS INC., a Marshall Islands company ("Box Ships").

WHEREAS, Paragon Shipping is engaged in the ownership, operation and chartering of drybulk carrier vessels, and Box Ships is engaged in the ownership, operation and chartering of container vessels;

WHEREAS, each of Paragon Shipping and Box Ships, together with Michael Bodouroglou, the Chief Executive Officer and a director of both of the parties hereto as of the date of this Agreement, have entered into a non-compete agreement (the "Non-Competition Agreement") pursuant to which Paragon Shipping has agreed not to acquire or operate container vessels except with the prior consent of Box Ships, and Box Ships has agreed not to acquire or operate drybulk carrier vessels except with the prior consent of Paragon Shipping;

WHEREAS, Paragon Shipping had entered into shipbuilding contracts (the "Original Shipbuilding Contracts") with Zhejiang Ouhua Shipbuilding Co., Ltd. (the "Ship Yard") for the construction of two (2) 4,800 TEU container vessels, and Paragon Shipping and Box Ships have previously entered into a Purchase Option Agreement dated April 19, 2011 pursuant to which Paragon Shipping granted Box Ships the option to acquire these vessels (the "Original Purchase Option Agreement");

           WHEREAS, Paragon Shipping has, as of November 15, 2013 and with the consent of Box Ships, terminated one of the Original Shipbuilding Contracts and amended the terms of the remaining Original Shipbuilding Contract (the "Shipbuilding Contract") for Hull No. 657, under construction at the Ship Yard and scheduled for delivery to Paragon Shipping during the second quarter of 2014 (the "Vessel"), and Paragon Shipping and Box Ships desire to amend and restate the Original Purchase Option Agreement to provide to Box Ships an option to acquire the Shipbuilding Contract or the Vessel from Paragon Shipping in accordance with the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and premises of the parties hereto and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.           Grant of Option.  Subject to the terms, provisions and conditions hereinafter set forth, Paragon Shipping hereby grants to Box Ships the option to purchase from Paragon Shipping (i) all of Paragon Shipping's rights and obligations under the Shipbuilding Contract or (ii) the Vessel (the "Option"), and, should Box Ships elect to exercise the Option, then, (i) if the Option is exercised prior to the delivery of the Vessel to Paragon Shipping, then upon the terms and subject to the conditions as set forth in this Agreement, Paragon Shipping shall cause the Shipbuilding Contract to be novated to Box Ships or a wholly owned subsidiary of Box Ships nominated by Box Ships and transfer all of its rights and obligations under the Shipbuilding Contract to Box Ships or (ii) if the Option is exercised after the delivery of the Vessel to Paragon Shipping, then Box Ships shall purchase the Vessel from Paragon Shipping pursuant to a mutually agreeable purchase agreement containing customary terms and conditions for such transaction.

2.           Term of Option.  The Option shall be exercisable at any time prior to the sale or other disposition of the Vessel by Paragon Shipping (the "Exercise Period").

3.           Exercise.  Box Ships shall exercise the Option at any time during the Exercise Period by serving a written notice (the "Notice of Exercise") upon Paragon Shipping at the address specified below.

4.           Purchase Price.  The purchase price (the "Purchase Price") payable by Box Ships to Paragon Shipping for the Vessel shall be the greater of:

(A) Paragon Shipping's actual carrying cost of the Vessel at the date that the Option is exercised, together with any actual expenses incurred by Paragon Shipping in connection with the Shipbuilding Contract or the Vessel, as the case may be; and

(B) the fair market value of the Shipbuilding Contact at the date of exercise, as determined by the average of two independent ship broker's valuations, one selected by Paragon Shipping and one selected by Box Ships.

5.           Acknowledgement and Deposit Payment.  Upon delivery of the Notice of Exercise, Paragon Shipping shall accept notice of Box Ship's exercise of the Option by signing the Notice of Exercise, and this Agreement and the Shipbuilding Contract novation or applicable purchase agreement, as the case may be, shall constitute a contract and shall be controlling with respect to the acceptance and delivery of the Vessel and payment by Box Ships of the Purchase Price.

6.           Representations and Warranties of Paragon Shipping. Paragon Shipping hereby represents and warrants to, and agrees with, Box Ships, as of the date hereof, as follows (it being acknowledged and understood that each such representation and warranty and agreement relates to material matters upon which Box Ships has relied or shall rely):

(a)           Capacity; Authority; Validity.  Paragon Shipping has the full right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereunder.  This Agreement has been duly authorized, executed and delivered on behalf of Paragon Shipping and constitutes the valid and binding obligation of Paragon Shipping, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

(b)           No Violation of Law or Agreement.  The execution and delivery of this Agreement by Paragon Shipping, nor consummation of the transactions contemplated hereby or in connection herewith by Paragon Shipping, will violate any existing agreement to which Paragon Shipping is currently subject or any judgement, order, writ, decree, law, rule or regulation of the United States of America, any state or political subdivision thereof, any other nation and any political subdivision thereof and any executive, legislative, judicial, regulatory or administrative functions exercised by any government.

7.           Representations of Box Ships.  Box Ships hereby represents and warrants to, and agrees with, Paragon Shipping, as of the date hereof, as follows (it being acknowledged and understood that each such representation and warranty and agreement relates to material matters upon which Paragon Shipping has relied or shall rely):

(a)           Capacity; Authority; Validity.  Box Ships has the full right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereunder.  This Agreement has been duly authorized, executed and delivered on behalf of Box Ships and constitutes the valid and binding obligation of Box Ships, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

(b)           No Violation of Law or Agreement.  Neither the execution and delivery of this Agreement by Box Ships, nor consummation of the transactions contemplated hereby or thereby or in connection herewith by Box Ships, will violate any existing agreement to which Box Ships is currently subject or any judgement, order, writ, decree, law, rule or regulation of the United States of America, any state or political subdivision thereof, any other nation and any political subdivision hereof and any exercising executive, legislative, judicial, regulatory or administrative functions exercised by any government.

8.           Survival of Representations and Warranties.  Each representation and warranty set forth in Sections 6 and 7 of this Agreement shall survive the date hereof and the consummation of the transactions contemplated hereby.

9.           Indemnification. Paragon Shipping shall be liable to and shall indemnify and hold Box Ships and its affiliates and permitted assigns harmless from and against any and all liabilities, damages, costs, fees, losses and expenses, including without limitation, any attorneys' fees, disbursements and court costs, incurred by Box Ships by any reason of (i) Paragon Shipping's breach or alleged breach of any representation, warranty, agreement or covenant contained herein; (ii) Paragon Shipping's failure to perform its covenants and obligations hereunder; and (iii) all claims of any person or entity, relating to or arising from acts or omissions of Paragon Shipping with respect to the Vessel or the Shipbuilding Contract arising prior to the date of the exercise of the Option, except to the extent, in each case, that such liabilities, damages, costs, fees, losses and expenses are the result of the gross negligence or willful misconduct of Box Ships.  The terms and provisions of this Section 9 shall survive the consummation of the transaction contemplated by, and the termination of, this Agreement.

10.           Amendments and Waivers.  This Agreement may be amended, modified, superseded, or cancelled only upon the written consent of the parties hereto, and any of the terms, representations, warranties or covenants hereof may be waived by the party waiving compliance.

11.           Non-Competition Agreement.  Notwithstanding any other provision of this Agreement, Box Ships hereby acknowledges and agrees that in the event that the Option is not exercised for the purchase of the Vessel in accordance with the terms hereof, Paragon Shipping shall be entitled to own, operate and sell the Vessel.

12.           Expenses.  Each party hereto shall each bear its own legal, accounting and other costs in connection with the transactions herein, including taxes, if any, which are imposed upon that party based on its activities hereunder.  This Section 12 shall survive the termination of this Agreement.

13.           Transfer and Assignment. Box Ships may transfer or assign this Agreement without the consent of Paragon Shipping only to a wholly-owned subsidiary of Box Ships.  This Agreement may not be transferred or assigned by Paragon Shipping without the prior written consent of Box Ships, which shall not be unreasonably withheld.

14.           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Greece without regard to conflicts of law principles.

15.           Notices.  Notices and other communications hereunder shall be in writing and may be sent by facsimile as follows:

If to Paragon Shipping:

15 Karamanli Avenue
16673 Voula, Greece
+ 30 210 89 95 088

If to Box Ships:

15 Karamanli Avenue
16673 Voula, Greece
+ 30 210 89 95 088

or to such other address as either party shall from time to time specify in writing to the other.

Every notice or other communication shall, except so far as otherwise expressly provided by this Agreement, be deemed to have been received in the case of a facsimile on the date of dispatch thereof (provided further that if the date of dispatch or receipt is not a day on which banks are open for the transaction of business in the locality of the party to whom such notice or demand is sent, it shall be deemed to have been received on the next following day in such locality), and in the case of a letter, at the time of receipt thereof.

16.           Invalidity.  If any provision of this Agreement shall at any time for any reason be declared invalid, void or otherwise inoperative by a court of competent jurisdiction, (i) such declaration or decision shall not affect the validity of any other provision or provisions of this Agreement or the validity of this Agreement as a whole; (ii) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Assignee in order to carry out the intentions of the parties hereto as nearly as may be possible; and (iii) the invalidity and unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.  In the event that it should transpire that by reason of any law or regulation, or by reason of a ruling of any court, or by any other reason whatsoever, the grant of an option herein contained is either wholly or partly defective, Paragon Shipping hereby undertakes to furnish Box Ships with an alternative instrument and/or to do all such other acts as, in the sole opinion of Box Ships, shall be required in order to ensure and give effect to the full intent of this Agreement.

17.           Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written first above written.

PARAGON SHIPPING INC.

By:	/s/ Maria Stefanou
Name: Maria Stefanou
Title: Corporate Secretary

BOX SHIPS INC.

By:	/s/ Robert Perri
Name: Robert Perri
Title: Chief Financial Officer